Exhibit 12

SUPERVALU INC.

Ratio of Earnings to Fixed Charges

(unaudited)

	First Quarter	Fiscal Year End	Fiscal Year End	Fiscal Year End	Fiscal Year End
	June 19, 2004	February 28, 2004	February 22, 2003	February 23, 2002	February 24, 2001
	(In thousands, except ratios)
Earnings before income taxes (1)	$238,028	$454,880	$408,004	$331,998	$139,590
Less undistributed earnings of less than fifty percent owned affiliates	(898)	(15,793)	(16,368)	(13,450)	(9,429)

Earnings before income taxes	237,130	439,087	391,636	318,548	130,161
Interest expense	48,451	165,581	182,499	194,294	212,898
Interest on operating leases	11,951	44,280	44,864	35,971	29,047

Subtotal	297,532	648,948	618,999	548,813	372,106

Total fixed charges	$60,402	$209,861	$227,363	$230,265	$241,945

Ratio of earnings to fixed charges	4.93	3.09	2.72	2.38	1.54

(1)	Included in Earnings before income taxes for the quarter ended June 19, 2004 is a gain of $109.3 million resulting from the company’s sale of its minority ownership interest in WinCo.